# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Real Messenger Corp, CIK 0001983324
CUSIP: G7410G106
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 695 Town Center Drive, Suite 1200, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 07/17/2025
Filed by CIK 0002099450
Persons authorized to receive notices and communications: Kwai Hoi MA, 695 Town Centre Drive, Suite 1200, Costa Mesa, California (CA), 92626, 1 6574088684

## Reporting persons
- Kwai Hoi MA (CIK 0002099450): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: other (OO); sole voting power 5,379,875; shared voting power 0; sole dispositive power 5,379,875; shared dispositive power 0; aggregate amount beneficially owned 5,379,875 (58.98% of the class)
  Comment: (1) Comprised of (i) 2,970,000 Class B Ordinary Shares owned by Bloomington DH Holdings Limited, a holding company owned and controlled by Kwai Hoi MA; (ii) 1,129,875 Class A Ordinary Shares converted from promissory notes; and (iii) 1,080,000 Class B Ordinary Shares and 200,000 Class A Ordinary Shares owned by Edinburgh DH Holdings Limited, a holding company owned and controlled by the spouse of Kwai Hoi, Ma. Therefore, Kwai Hoi MA has the voting and dispositive control over the shares held by each of these entities. The aforementioned 200,000 Class A Ordinary Shares consists of 100,000 Class A ordinary shares transferred from Nova Pulsar Holdings Limited and 100,000 Class A ordinary shares issued upon the conversion of a 2023 Convertible Note purchased in the 2023 Private Placement.
  
  (2) Each holder of Class A Ordinary Shares is entitled to one (1) vote per share and each holder of Class B Ordinary Shares is entitled to ten (10) votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.
  
  (3) Percentage of class is calculated based on 9,121,281 Ordinary Shares, consisting of 5,071,281 Class A Ordinary Shares and 4,050,000 Class B Ordinary Shares outstanding (excluding 450,000 Class B Ordinary Shares that are holdback shares for eighteen months from the closing of Business Combination) as of October 16, 2025, which information was provided by the Issuer to the Reporting Persons on October 16, 2025.
- Bloomington DH Holdings Limited (CIK 0002099449): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 4,099,875; shared voting power 0; sole dispositive power 4,099,875; shared dispositive power 0; aggregate amount beneficially owned 4,099,875 (44.95% of the class)
  Comment: (1) Comprised of (i) 2,970,000 Class B Ordinary Shares; and (ii) 1,129,875 Class A Ordinary Shares converted from promissory notes. Bloomington DH Holdings Limited is 100% owned and controlled by Kwai Hoi MA. Therefore, Kwai Hoi MA has the sole voting and dispositive power over these shares.
  
  (2) Each holder of Class A Ordinary Shares is entitled to one (1) vote per share and each holder of Class B Ordinary Shares is entitled to ten (10) votes per share on all matters submitted to them for vote. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.
  
  (3) Percentage of class is calculated based on 9,121,281 Ordinary Shares, consisting of 5,071,281 Class A Ordinary Shares and 4,050,000 Class B Ordinary Shares outstanding (excluding 450,000 Class B Ordinary Shares that are holdback shares for eighteen months from the closing of Business Combination) as of October 16, 2025, which information was provided by the Issuer to the Reporting Persons on October 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Real Messenger Corp
Address of issuer's principal executive offices: 695 Town Center Drive, Suite 1200, Costa Mesa, California (CA), 92626

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Kwai Hoi MA and Bloomington DH Holdings Limited (the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is 695 Town Centre Drive, Suite 1200, Costa Mesa, CA 92626.
Present principal occupation or employment:
The principal occupation of Kwai Hoi MA is Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Bloomington DH Holdings Limited is a holding company.
Criminal convictions in the last five years: During the last five years, each of the Reporting Persons has not been convicted a criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship:
Kwai Hoi MA is a citizen of United Kingdom.

Bloomington DH Holdings Limited is company incorporated under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 17, 2025, the Reporting Persons received a transfer of 1,129,875 Class A Ordinary Shares of the Issuer from Nova Pulsar Holdings Limited, which consists of the shares in conversion of outstanding Notes owed to the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, each of the Reporting Persons has not, to the best of their knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Kwai Hoi MA: /s/ Kwai Hoi Ma, Kwai Hoi Ma (12/19/2025)
- Bloomington DH Holdings Limited: /s/ Kwai Hoi Ma, Kwai Hoi Ma, Director (12/19/2025)